Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1.         Name and Address of Company

Coastal Contacts Inc.
320 - 2985 Virtual Way
Vancouver  BC  V5M 4X7

Item 2.         Date of Material Change

March 26, 2013.

Item 3.         News Release

On March 26, 2013, a news release in respect of the material change was disseminated through the facilities of Globe Newswire and subsequently filed on SEDAR.

Item 4.         Summary of Material Change

On March 26, 2013, Coastal Contacts Inc. announced the pricing of an underwritten public offering of 3,000,000 of its common shares at a price of U.S.$6.00 per share for gross proceeds of U.S.$18 million.

Item 5.         Full Description of Material Change

On March 26, 2013, Coastal Contacts Inc. (“Coastal.com”) announced the pricing of an underwritten public offering (the “Offering”) of 3,000,000 of its common shares at a price of U.S.$6.00 per common share, for gross proceeds to Coastal.com of U.S.$18 million.  In connection with the Offering, Coastal.com has granted to Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC (collectively, the “Underwriters”) an over-allotment option, exercisable by the Underwriters within 30 days following closing of the Offering, to acquire up to an additional 450,000 common shares at a price of U.S.$6.00 per common share, for additional gross proceeds to Coastal.com of up to U.S.$2.7 million.  The Offering is expected to close on or about April 1, 2013, subject to customary closing conditions.

Coastal.com intends to use the net proceeds of the Offering to accelerate its customary acquisition strategy, make certain capital expenditures and improve working capital to fund growth in new and existing distribution channels.

Item 6.         Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.         Omitted Information

No information has been omitted.

Item 8.         Executive Officer

Terry Venderkruyk, Vice President, Corporate Development

Item 9.         Date of Report

March 28, 2013.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Material Change Report may contain “forward-looking statements” as defined in the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation concerning the business, operations and financial performance and condition of Coastal.com.  Statements that are not historical fact are forward-looking statements.  The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about Coastal.com’s business and the industry and markets in which it operates.  Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Readers are cautioned that forward-looking statements or information are only predictions, and that Coastal.com’s actual future results or performance may be materially different due to a number of factors.  These factors include, but are not limited to: changes in the market; potential downturns in economic conditions; consumer credit risk; Coastal.com’s ability to implement its business strategies; competition; limited suppliers; inventory risk; disruption in its distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for products Coastal.com sells; competition and dependence on the internet as well as those risks described in the securities filings of Coastal.com.

Although Coastal.com believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any of its forward-looking statements. Coastal.com’s future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties.  The forward-looking statements contained herein are made only as of the date hereof.  Coastal.com does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

The shares described above are being offered by Coastal.com pursuant to a registration statement previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”).  A preliminary prospectus supplement relating to the offering was filed with the SEC on March 25, 2013 and is available on the SEC’s website at http://www.sec.gov.  A final prospectus supplement relating to the offering was filed on March 26, 2013 with the SEC and is available on the SEC’s website at http://www.sec.gov.

This Material Change Report shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.